WORLD ENERGY SOLUTIONS, INC.

100 Front Street

Worcester, MA 01608

June 17, 2014

VIA EDGAR

Securities and Exchange Commission

ATTN: Mara L. Ransom, Asst. Dir.

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	World Energy Solutions, Inc.

Registration Statement on Form S-3

Filed April 14, 2014 and Amended on June 3, 2014

File No. 333-195253

Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

World Energy Solutions, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, as amended, to 12:00 p.m. on Thursday, June 19, 2014 or as soon thereafter as is practicable. Any changes to the schedule for the effective date may be communicated through our counsel, Michael A. Refolo, Esquire, Mirick O’Connell, 100 Front Street, Worcester, MA 01608-1477, at 508-929-1622 (voice) or 508-463-1395 (facsimile).

In furtherance of our request, the undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

WORLD ENERGY SOLUTIONS, INC.

By:	/s/ Philip Adams
Philip Adams
Chief Executive Officer

cc:	Lisa M. Kohl, Esquire

Liz Walsh, Esquire